                                                   Filed pursuant to Rules 424B5
                                                     Registration Nos. 333-49429
                                                                     333-49429-1
            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 26, 1998

                        PRESTOLITE ELECTRIC INCORPORATED

             OFFER TO EXCHANGE ALL OF ITS OUTSTANDING UNREGISTERED
                          9 5/8% SENIOR NOTES DUE 2008
                    ($350,000 IN AGGREGATE PRINCIPAL AMOUNT)

             FULLY AND UNCONDITIONALLY GUARANTEED ON A SENIOR BASIS
                      BY PRESTOLITE ELECTRIC HOLDING, INC.

                FOR ITS REGISTERED 9 5/8% SENIOR NOTES DUE 2008

                               FEBRUARY 25, 1999

  THIS PROSPECTUS SUPPLEMENT SUPPLEMENTS THE PROSPECTUS DATED JUNE 26, 1998 (THE "PROSPECTUS") OF PRESTOLITE ELECTRIC INCORPORATED (THE "ISSUER") RELATING TO THE OFFER BY THE ISSUER TO EXCHANGE $1,000 PRINCIPAL AMOUNT OF ITS REGISTERED 9 5/8% SENIOR NOTES DUE 2008 FOR EACH $1,000 PRINCIPAL AMOUNT OF ITS UNREGISTERED 9 5/8% SENIOR NOTES DUE 2008. CAPITALIZED TERMS USED IN THIS PROSPECTUS SUPPLEMENT AND NOT OTHERWISE DEFINED HEREIN HAVE THE MEANING SPECIFIED IN THE PROSPECTUS. THIS PROSPECTUS SUPPLEMENT IS DELIVERED TO HOLDERS OF OUTSTANDING NOTES AND CONSTITUTES A RENEWED OFFER TO SUCH HOLDERS TO EXCHANGE OUTSTANDING NOTES FOR EXCHANGE NOTES (THE "NEW EXCHANGE OFFER"). THIS PROSPECTUS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS, AND THIS PROSPECTUS SUPPLEMENT IS QUALIFIED BY REFERENCE TO THE PROSPECTUS EXCEPT TO THE EXTENT THAT THE INFORMATION CONTAINED HEREIN SUPERSEDES THE INFORMATION CONTAINED IN THE PROSPECTUS. (THE TERMS "EXCHANGE OFFER," "LETTER OF TRANSMITTAL" AND "EXPIRATION DATE," AS THOSE TERMS ARE DEFINED IN THE PROSPECTUS, SHALL REFER TO THE TERMS "NEW EXCHANGE OFFER," "NEW LETTER OF TRANSMITTAL" AND "NEW EXPIRATION DATE" IN ALL RESPECTS EXCEPT AS SET FORTH IN THIS PROSPECTUS SUPPLEMENT.) AS USED HEREIN THE TERM "PROSPECTUS SUPPLEMENT" SHALL INCLUDE THE APPENDIXES HERETO.

Purpose and Effects

  The Issuer is undertaking the New Exchange Offer as an accommodation to the Holders of Outstanding Notes, but not under any obligation under that certain Registration Rights Agreement, dated as of January 22, 1998, between the Issuer, PEI and the initial purchasers of the Outstanding Notes (the "Registration Rights Agreement"). The New Exchange Offer is designed to provide to Holders of Outstanding Notes an opportunity to acquire Exchange Notes which, unlike the Outstanding Notes, will be freely transferable at all times (provided that the Holder is not an affiliate of the Issuer).

  The Outstanding Notes were originally issued and sold on January 22, 1998, in the principal amount of $125 million in a transaction exempt from the registration requirements of the Securities Act. The Outstanding Notes may not be reoffered, resold or transferred unless done so pursuant to a registration statement filed pursuant to the Securities Act or unless an exemption from the registration requirements of the Securities Act is available.

  The Issuer is making the New Exchange Offer in reliance on the position of the staff of the Commission as set forth in certain no-action letters addressed to other parties in other transactions. However, the Issuer has not sought its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the New Exchange Offer as in such other circumstances. Based upon these interpretations by the staff of the Commission, the Issuer believes that Exchange Notes issued pursuant to this

New Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by a Holder thereof other than (i) a broker-dealer who purchased such Outstanding Notes directly from the Issuer to resell pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" (as defined in Rule 405 under the Securities Act) of the Issuer or PEI without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such Holder's business and that such Holder is not participating, and has no arrangement or understanding with any person to participate, in the distribution of such Exchange Notes. Holders of Outstanding Notes accepting the New Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may not rely on the position of the staff of the Commission as set forth in these no-action letters and would have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. A secondary resale transaction in the United States by a Holder who is using the New Exchange Offer to participate in the distribution of Exchange Notes must be covered by a registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

  The Exchange Notes will be freely transferable by the Holders thereof, subject to the limitations described in the immediately preceding paragraphs. The Exchange Notes will be identical in all material respects to the Outstanding Notes for which they may be exchanged pursuant to this New Exchange Offer except for certain transfer restrictions and registration rights, if any, relating to the Outstanding Notes. Holders who do not exchange their Outstanding Notes pursuant to this New Exchange Offer will continue to hold Outstanding Notes which are subject to restrictions on transfer. See "-- Consequences of Failure to Exchange." The Issuer is undertaking the New Exchange Offer as an accommodation to the Holders of Outstanding Notes, but not under any obligation under the Registration Rights Agreement. The Issuer does not intend to initiate exchange offers for additional Outstanding Notes subsequent to the New Expiration Date.

Terms of the New Exchange Offer

  Upon the terms and subject to the conditions set forth in this Prospectus Supplement and the Prospectus, and in the New Letter of Transmittal with respect to the New Exchange Offer (the "New Letter of Transmittal") (which together constitute the New Exchange Offer), the Issuer will accept for exchange Outstanding Notes which are properly tendered prior to 5:00 p.m., New York City time, on the New Expiration Date.

  For each $1,000 principal amount of Outstanding Notes validly tendered to the Issuer pursuant to the New Exchange Offer, the Holder of such Outstanding Notes will receive $1,000 principal amount of Exchange Notes. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Outstanding Note surrendered in exchange therefor. The Exchange Notes evidence the same debt as the Outstanding Notes and are issued under and entitled to the same benefits under the Indenture as the Outstanding Notes. In addition, the Exchange Notes and the Outstanding Notes are treated as one series of securities under the Indenture.

  As of February 24, 1999, $350,000 aggregate principal amount of Outstanding Notes were outstanding. This Prospectus Supplement, the Prospectus and the New Letter of Transmittal are being sent to all registered Holders of Outstanding Notes. The Issuer has fixed the close of business on February 24, 1999 as the record date for the New Exchange Offer for purposes of determining the persons to whom the Prospectus, this Prospectus Supplement and the New Letter of Transmittal will initially be sent. The Issuer believes that as of such date there were two entities holding beneficial interests in Outstanding Notes, registered in the name of DTC.

  Tendering Holders of Outstanding Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the New Letter of Transmittal, transfer taxes with respect to the exchange of Outstanding Notes pursuant to the New Exchange Offer. The Issuer will pay certain charges and expenses, other than certain transfer taxes which may be imposed, in connection with the Exchange Offer. See "--Fees and Expenses" and "--Transfer Taxes."

  Holders of Outstanding Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the Exchange Offer.

Periods for Tendering Outstanding Notes

  As used herein, the term "New Expiration Date" means 5:00 p.m., New York City time, on March 24, 1999, unless the New Exchange Offer is extended by the Issuer (but in no event to a date later than March 29, 1999); provided, however, that the Issuer's obligation to accept Outstanding Notes for exchange pursuant to the New Exchange Offer is subject to certain conditions set forth under "--Certain Conditions to the New Exchange Offer" below.

  The Issuer expressly reserves the right, at any time or from time to time, to extend the period of time during which the New Exchange Offer is open, and thereby delay acceptance of exchange of any Outstanding Notes, by giving oral or written notice of such extension to the Holders thereof as described below. During any such extension, all Outstanding Notes previously tendered will remain subject to the New Exchange Offer and may be accepted for exchange by the Issuer. Any Outstanding Notes not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

  The Issuer expressly reserves the right to amend or terminate the New Exchange Offer, and not to accept for exchange any Outstanding Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions to the New Exchange Offer specified below under "--Certain Conditions to the New Exchange Offer." The Issuer will give oral or written notice of any extension, amendment, non-acceptance or termination to the Holders of the Outstanding Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled New Expiration Date.

Procedures for Tendering Outstanding Notes

  Except as set forth below in this section and under "--Book Entry Transfer," a Holder of Outstanding Notes who wishes to tender Outstanding Notes for exchange pursuant to the New Exchange Offer must transmit a properly completed and duly executed New Letter of Transmittal, including all other documents required by such New Letter of Transmittal, to U.S. Bank Trust National Association (the "Exchange Agent") at the address set forth below under "-- Exchange Agent" on or prior to the New Expiration Date. In addition, either
(i) certificates for such Outstanding Notes must be received by the Exchange Agent, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Outstanding Notes into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent on or prior to the New Expiration Date, or (iii) the Holder of Outstanding Notes must comply with the guaranteed delivery procedures described below under "--Guaranteed Delivery Procedures."

  Each exchanging Holder of Outstanding Notes will be required to represent in the New Letter of Transmittal that such Holder is acquiring the Exchange Notes in the ordinary course of business, is not engaged in, and does not intend to engage in, a distribution of Exchange Notes and is not an affiliate of the Issuer or PEI.

  The method of delivery of Outstanding Notes, letters of transmittal and all other required documents is at the election and risk of the Holder of Outstanding Notes. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases sufficient time should be allowed to assure timely delivery. No letters of transmittal or Outstanding Notes should be sent to the Issuer or PEI.

  Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution" in the Prospectus.

  Signatures on a New Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Outstanding Notes surrendered for exchange pursuant thereto are tendered (i) by a registered Holder of the Outstanding Notes who has not completed the box entitled "Special Issuance Instructions" or "Special

Delivery Instructions" on the New Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a New Letter of Transmittal are required to be guaranteed, such guarantees must be made by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions"). If Outstanding Notes are registered in the name of a person other than a signer of the New Letter of Transmittal, the Outstanding Notes surrendered for exchange must be endorsed by, or be accompanied by, a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Issuer in its sole discretion, duly executed by the registered Holder of Outstanding Notes with the signature thereon guaranteed by an Eligible Institution.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Outstanding Notes tendered for exchange will be determined by the Issuer in its sole discretion, which determination shall be final and binding. The Issuer reserves the absolute right to reject any and all tenders of any particular Outstanding Notes not properly tendered or to not accept any particular Outstanding Notes which acceptance might, in the judgment of the Issuer or its counsel, be unlawful. The Issuer also reserves the absolute right to waive any defects or irregularities or conditions of the New Exchange Offer as to any particular Outstanding Notes either before or after the New Expiration Date. The interpretation of the terms and conditions of the New Exchange Offer as to any particular Outstanding Notes either before or after the New Expiration Date (including the New Letter of Transmittal and the instructions thereto) by the Issuer shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes for exchange must be cured within such reasonable period of time as the Issuer shall determine. Neither the Issuer, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Outstanding Notes for exchange, nor shall any of them incur any liability for failure to give such notification. Tenders of Outstanding Notes received by the Exchange Agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holder, unless otherwise provided in the New Letter of Transmittal, as soon as practicable following the New Expiration Date.

  If the New Letter of Transmittal is signed by a person or persons other than the registered Holder or Holders of Outstanding Notes, such Outstanding Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered Holder or Holders that appear on the Outstanding Notes.

  If the New Letter of Transmittal or any Outstanding Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in- fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Issuer, proper evidence satisfactory to the Issuer of their authority to so act must be submitted.

  In all cases, issuance of Exchange Notes for Outstanding Notes that are accepted for exchange pursuant to the New Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Outstanding Notes or a timely Book-Entry Confirmation of such Outstanding Notes in the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed New Letter of Transmittal and all other required documents. If any tendered Outstanding Notes are not accepted for any reason set forth in the terms and conditions of the New Exchange Offer or Outstanding Notes are submitted for a greater principal amount than the Holder thereof desires to exchange, such unaccepted or non-exchanged Outstanding Notes will be returned without expense to the tendering Holder thereof (or, in the case of Outstanding Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such non-exchanged Outstanding Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the New Exchange Offer.

Book-Entry Transfer

  The Exchange Agent will make a request to establish an account with respect to the Outstanding Notes at the Book-Entry Transfer Facility for purposes of the New Exchange Offer as promptly as practicable after the date of this Prospectus Supplement, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Outstanding Notes by causing the Book-Entry Transfer Facility to transfer such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Outstanding Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, except as set forth in the next paragraph the New Letter of Transmittal (or a copy thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "--Exchange Agent" on or prior to the New Expiration Date or the guaranteed delivery procedures described below must be complied with.

  DTC's Automated Tender Offer Program ("ATOP") is the only method of processing exchange offers through DTC. To accept the New Exchange Offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC's communication system instead of sending a signed, hard copy New Letter of Transmittal. DTC is obligated to communicate those electronic instructions to the Exchange Agent. To tender existing notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the Exchange Agent must contain the participant's acknowledgment of its receipt of and agreement to be bound by the New Letter of Transmittal for such Outstanding Notes.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

  For purposes of the Exchange Offer, the Issuer shall be deemed to have accepted validly tendered Outstanding Notes when, as and if the Issuer has given oral or written notice thereof to the Exchange Agent.

  The Exchange Agent will act as agent for the tendering Holders of Outstanding Notes for the purposes of receiving the Exchange Notes. Under no circumstances will interest be paid by the Issuer or the Exchange Agent by reason of any delay in making such payment or delivery.

  The Issuer's acceptance for exchange of Outstanding Notes tendered pursuant to the New Exchange Offer will constitute a binding agreement between the tendering Holder and the Issuer upon the terms and subject to the conditions of the New Exchange Offer.

Guaranteed Delivery Procedures

  If a registered Holder of the Outstanding Notes desires to tender such Outstanding Notes and the Outstanding Notes are not immediately available, or time will not permit such Holder's Outstanding Notes or other required documents to reach the Exchange Agent before the New Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the New Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Issuer (mail, courier or hand delivery or by facsimile transmission), setting forth the name and address of the Holder of Outstanding Notes, the certificate number(s) of such Outstanding Notes (except in the case of book-entry tenders) and the principal amount of Outstanding Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange ("NYSE") trading days after the New Expiration Date, the New Letter of Transmittal (or a copy thereof) together with the certificates for all physically tendered Outstanding Notes, in proper form for transfer, or a Book- Entry Confirmation, as the case may be, and any other documents required by the New Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) such properly completed and executed New Letter of Transmittal (or a copy thereof) together with the certificates for all physically tendered Outstanding Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the New Letter of Transmittal, are received by the Exchange Agent within three NYSE trading days after the New Expiration Date.

Withdrawal Rights

  Tenders of Outstanding Notes may not be withdrawn.

Certain Conditions to the New Exchange Offer

  Notwithstanding any other term of the New Exchange Offer, the Issuer shall not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Outstanding Notes and may terminate or amend the New Exchange Offer as provided herein before the acceptance of such Outstanding Notes, if:

    (a) such acceptance or issuance would violate applicable law or any applicable interpretation of the staff of the Commission;

    (b) there shall be instituted or pending any action or proceeding by or before any court or governmental agency with respect to the New Exchange Offer which, in the Issuer's sole judgment, might impair the ability of the Issuer to proceed with the Exchange Offer;

    (c) any development involving the Issuer has occurred that the Issuer determines, in its sole discretion, makes it necessary under law, and/or in the best interests of the Issuer's stockholders, to terminate the New Exchange Offer; or

    (d) there shall have been proposed, adopted or enacted any law, statute, rule or regulation which, in the sole judgment of the Issuer, might materially impair the ability of the Issuer to proceed with the New Exchange Offer.

  The foregoing conditions are for the sole benefit of the Issuer and may be asserted by the Issuer regardless of the circumstances giving rise to any such condition or may be waived by the Issuer in whole or in part at any time and from time to time in its sole discretion. The failure by the Issuer at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  In addition, the Issuer will not accept for exchange any Outstanding Notes tendered, and no Exchange Notes will be issued in exchange for any such Outstanding Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which the Prospectus, as supplemented by this Prospectus Supplement, constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939.

Exchange Agent

  U.S. Bank Trust National Association has been appointed as the Exchange Agent for the New Exchange Offer. All executed New Letters of Transmittal should be directed to the Exchange Agent at the address set forth below. Questions and requests for assistance, requests for additional copies of the Prospectus Supplement and the Prospectus or of the New Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:

                By facsimile:                                     By mail:
    U.S. Bank Trust National Association            U.S. Bank Trust National Association
               (651) 244-1537                                  P.O. Box 64485
      Attention: Flora Gomez (SPFT0414)                St. Paul, Minnesota 55164-9549
   Confirm by Telephone to: (651) 244-5011        Attention: Specialized Finance (SPFT0414)

                                                        By overnight courier and by
  By hand before 5:00 p.m. (New York Time):              registered/certified mail:
    U.S. Bank Trust National Association            U.S. Bank Trust National Association
               100 Wall Street                             180 East Fifth Street
                 20th Floor                              St. Paul, Minnesota 55101
             New York, NY 10005                  Attention: Specialized Finance (SPFT0414)

  DELIVERY OF OUTSTANDING NOTES TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FAX TRANSMISSION OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

  The Issuer will not make any payment to brokers, dealers, or others soliciting acceptances of the New Exchange Offer.

  The Issuer, Credit Suisse First Boston Corporation and Scudder Kemper Investments have each agreed to equally pay the expenses to be incurred by the Issuer in connection with the Exchange Offer, including certain fees and expenses of the Exchange Agent and legal fees.

Transfer Taxes

  Holders who tender their Outstanding Notes for exchange will not be obligated to pay any transfer taxes in connection therewith. If however, Exchange Notes and/or substitute Outstanding Notes not exchanged are to be delivered to, or are to be registered or issued in the name of, any person other than the registered Holder of the Outstanding Notes, or if tendered Outstanding Notes are registered in the name of any person other than the person signing a New Letter of Transmittal, or if a transfer tax is imposed for any reason other than the transfer of Outstanding Notes to the Issuer or its order pursuant to the New Exchange Offer, the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted together with a New Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

Consequences of Failure to Exchange

  The Issuer is undertaking the New Exchange Offer as an accommodation to the Holders of Outstanding Notes, but not under any obligation under the Registration Rights Agreement. The Issuer does not intend to initiate exchange offers for additional Outstanding Notes subsequent to the New Expiration Date.

  Holders of Outstanding Notes who do not exchange their Outstanding Notes for Exchange Notes pursuant to the New Exchange Offer will continue to be subject to the restrictions on transfer of such Outstanding Notes as set forth in the legend thereon as a consequence of the issuance of the Outstanding Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Outstanding Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

  The Issuer does not currently anticipate that it will register Outstanding Notes under the Securities Act. To the extent that Outstanding Notes are tendered in connection with the New Exchange Offer, any trading market for Outstanding Notes not tendered in connection with the New Exchange Offer could be adversely affected. The tender of Outstanding Notes pursuant to the New Exchange Offer may have an adverse effect upon, and increase the volatility of, the market prices of the Outstanding Notes due to a reduction in liquidity. See "Risk Factors--Consequences of Failure to Exchange" in the Prospectus.

Subsequent Events and Additional Information

  The following documents filed by PEI with the Commission are attached hereto and form a part hereof. Attached hereto as Appendix A is a copy of the Quarterly Report on Form 10-Q for the quarterly period ended July 4, 1998, and as Appendix B is an amended and restated copy of the Quarterly Report on Form 10-Q for the quarterly period ended October 3, 1998, as amended by Quarterly Reports on Form 10-Q/A filed on December 9, 1998 and January 27, 1999. On February 23, 1999, the Issuer announced operating results for the year ended December 31, 1998. Attached hereto as Appendix C is a copy of the press release setting forth such results.

                                                                      APPENDIX A

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 10-Q


(Mark one)

  [X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarterly Period Ended July 4, 1998.

  [_] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Transition Period from ___________ to _______________________ .


Commission File Number                            333-49429-01

                                PEI Holding, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


             Delaware                                  943142033
--------------------------------------------------------------------------------
      (State or other jurisdiction of               (I.R.S. Employer
       incorporation or organization)               Identification Number)


2100 Commonwealth Blvd., Ste. 300, Ann Arbor, Michigan            48105
--------------------------------------------------------------------------------
(Address of principal executive offices)                       (Zip Code)


                                (734) 913-6600
--------------------------------------------------------------------------------
              (Registrant's telephone number, including area code)


                                 Not Applicable
--------------------------------------------------------------------------------
                 (Former name, address, and former fiscal year,
                          if changes since last report)


        Indicate whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days.

                           Yes                           No    X
                                -----                        -----

        Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:


                                                  Number of common shares
               Class:                          outstanding as of August 4, 1998
   Common Stock                                          1,993,000

                                   FORM 10-Q

                               TABLE OF CONTENTS



    Part I:   Financial Information
         Item 1:  Condensed Consolidated Balance Sheets                                          3
                       at July 4, 1998 (unaudited) and December 31, 1997

                  Condensed Consolidated Statements of Operations                                4
                       Three months and six months ended July 4, 1998 (unaudited)
                       and July 5, 1997 (unaudited)

                  Condensed Consolidated Statements of Cash Flows                                5
                       Six months ended July 4, 1998 (unaudited) and
                       July 5, 1997 (unaudited)

                  Notes to Condensed Consolidated Financial Statements                           6


         Item 2:  Management's Discussion & Analysis of
                  Financial Condition and Results of Operations                                  11


    Part II:   Other Information                                                                 16

    Signatures                                                                                   17


                         PART I: FINANCIAL INFORMATION

                         ITEM 1: FINANCIAL STATEMENTS

                      PEI HOLDING, INC. AND SUBSIDIARIES
                 (INCLUDING PRESTOLITE ELECTRIC INCORPORATED)
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                     (in thousands, except share amounts)

                                                                                   July 4,                   December 31,
                                                                                    1998                         1997
                                                                              ------------------           ------------------
                                                                                 (unaudited)
Assets
    Current assets
          Cash                                                                          $ 7,819                        $ 455
          Accounts receivable, net of allowances                                         45,644                       26,326
          Inventories, net                                                               49,978                       24,687
          Deferred tax asset, net                                                         4,657                        3,226
          Prepaid and other current assets                                                4,256                          965
                                                                              ------------------           ------------------
                                   Total current assets                                 112,354                       55,659

     Property, plant and equipment, net                                                  60,778                       26,179
     Investments                                                                          4,597                        2,597
     Other long term assets                                                               7,155                        1,416
     Intangible assets                                                                    1,717                        2,834
                                                                              ==================           ==================
                                   Total assets                                       $ 186,601                     $ 88,685
                                                                              ==================           ==================


Liabilities
     Current liabilities
          Revolving credit                                                              $ 1,611                      $ 3,052
          Current portion of long-term debt and
             capital lease obligations                                                    1,719                        1,144
          Accounts payable                                                               25,807                       12,042
          Accrued liabilities                                                            36,604                       12,029
                                                                              ------------------           ------------------
                                   Total current liabilities                             65,741                       28,267

     Senior notes                                                                       125,000                            -
     Other long term debt, net of current maturities                                      1,009                       29,467
     Subordinated debt, net                                                                   -                        9,267
     Other non-current liabilities                                                        3,478                        1,034
     Deferred tax liability, net                                                          1,707                        1,707
                                                                              ------------------           ------------------
                                   Total liabilities                                    196,935                       69,742

Minority interest in Argentina subsidiary                                                    38                            -
Stockholders' equity
     Common stock, par value $.01, 5,000,000 shares authorized,
        3,303,000 shares issued and outstanding at July 4, 1998
        and December 31, 1997, respectively                                                   2                            2
     Paid-in capital                                                                     16,623                       16,623
     Stock warrants                                                                           -                        3,239
     Retained earnings (accumulated deficit)                                             (1,441)                        (634)
     Notes receivable, employees' stock purchase                                           (559)                        (346)
     Foreign currency translation adjustment                                               (548)                         379
     Treasury stock, 1,310,000 and 32,000 shares on July 4, 1998
        and December 31, 1997, respectively                                             (24,449)                        (320)
                                                                              ------------------           ------------------
                                   Total stockholders' equity                           (10,372)                      18,943
                                                                              ------------------           ------------------
                Total liabilities and stockholders' equity                            $ 186,601                     $ 88,685
                                                                              ==================           ==================

              The accompanying notes are an integral part of the
                 condensed consolidated financial statements.

                      PEI HOLDING, INC. AND SUBSIDIARIES
                 (INCLUDING PRESTOLITE ELECTRIC INCORPORATED)
           CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
                     (in thousands, except share amounts)

                                                      For the three months ended      For the six months ended
                                                      --------------------------      ------------------------

                                                        July 4,       July 5,        July 4,        July 5,
                                                         1998          1997           1998           1997
                                                    -----------    -----------    -----------    -----------
Net sales                                           $    72,848    $    43,216    $   147,373    $    87,518
Cost of goods sold                                       57,888         34,944        117,919         70,290
                                                    -----------    -----------    -----------    -----------
       Gross profit                                      14,960          8,272         29,454         17,228

Selling, general and administrative                       9,832          5,832         19,638         11,461
Costs associated with option repurchase                    --             --            2,101           --
Restructuring charge                                       --             --              980           --
                                                    -----------    -----------    -----------    -----------
       Operating income                                   5,128          2,440          6,735          5,767

Other expense (income)                                     (436)           (41)          (522)           (21)
Interest expense                                          3,245          1,403          6,526          2,836
                                                    -----------    -----------    -----------    -----------
       Income from continuing operations before
          extraordinary loss and income taxes             2,319          1,078            731          2,952

Provision for income taxes                                  869            474            263          1,220
                                                    -----------    -----------    -----------    -----------
       Income from continuing operations                  1,450            604            468          1,732

Income from discontinued operation, net                    --               73           --               98
Extraordinary loss, net of taxes of $716                   --             --            1,275           --
                                                    -----------    -----------    -----------    -----------
       Net income (loss)                                  1,450            677           (807)         1,830

       Other comprehensive income (expense):
          Foreign currency translation adjustment          (968)           189           (927)           (36)
                                                    -----------    -----------    -----------    -----------
       Comprehensive income (expense)               $       482    $       866    $    (1,734)   $     1,794
                                                    ===========    ===========    ===========    ===========


Basic earnings per common share
    Income from continuing operations               $      0.73    $      0.18    $      0.22    $      0.50
    Discontinued operations                                --             0.02           --             0.03
    Extraordinary item                                     --             --            (0.59)          --
                                                    -----------    -----------    -----------    -----------
    Net income (loss)                               $      0.73    $      0.20    $     (0.37)   $      0.53
                                                    ===========    ===========    ===========    ===========

Diluted earnings per common share
    Income from continuing operations               $      0.73    $      0.17    $      0.22    $      0.47
    Discontinued operations                                --             0.02           --             0.03
    Extraordinary item                                     --             --            (0.59)          --
                                                    -----------    -----------    -----------    -----------
    Net income (loss)                               $      0.73    $      0.19    $     (0.37)   $      0.50
                                                    ===========    ===========    ===========    ===========

Basic shares outstanding                              1,993,000      3,450,740      2,160,774      3,450,740
Dilutive shares outstanding                           2,103,860      3,655,180      2,284,495      3,655,180

              The accompanying notes are an integral part of the
                 condensed consolidated financial statements.

                      PEI HOLDING, INC. AND SUBSIDIARIES
                 (INCLUDING PRESTOLITE ELECTRIC INCORPORATED)
          CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                                       For the six months ended
                                                                                       ------------------------
                                                                                    July 4,                 July 5,
                                                                                      1998                    1997
                                                                              ----------------       -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                                                    $   (807)                $ 1,830
Adjustments to reconcile net income (loss)
      to net cash provided by operating activities:
      Cash provided by (used in) discontinued operations                                1,548                  (2,553)
      Loss (gain) on sale of property, plant, and equipment                              (122)                     14
      Compensation expense related to options                                           2,101                       -
      Depreciation and amortization                                                     5,877                   2,741
      Deferred taxes                                                                   (1,431)                    624
      Loss on debt extinguishment                                                       1,991                       -
      Changes in working capital items:                                                 3,707                  (4,396)
                                                                             -----------------       -----------------
                    Net cash provided by operating activities                          12,864                  (1,740)

CASH FLOWS FROM INVESTING ACTIVITIES:

Capital expenditures                                                                   (5,557)                 (2,155)
Proceeds from disposal of fixed assets                                                     12                       -
Investment in affiliates                                                               (1,500)                      -
Acquisition of Lucas businesses                                                       (48,209)                      -
                                                                             -----------------       -----------------
                    Net cash provided by investing activities                         (55,254)                 (2,155)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of senior notes                                                125,000                       -
Debt repaid in acquisition of Lucas businesses                                          3,227                       -
Net increase (decrease) in revolving credit                                            (1,377)                  9,026
Redemption of subordinated notes                                                      (10,000)                      -
Payments on acquisition payable to Hobart                                                   -                  (1,289)
Payments on long term debt                                                            (31,146)                 (3,565)
Purchase of stock and warrants                                                        (27,692)                      -
Payments on deferred compensation                                                           -                     (35)
Payments of capital lease obligations and other obligations                               (33)                   (115)
Purchase of treasury stock and options                                                 (2,203)                      -
Debt refinancing costs                                                                 (5,785)                      -
                                                                             -----------------       -----------------
                    Net cash from financing activities                                 49,991                   4,022

Effect of exchange rate changes on cash                                                  (237)                     (3)
                                                                             -----------------       -----------------
Net increase (decrease) in cash                                                         7,364                     124
Cash - beginning of period                                                                455                   1,203
                                                                             =================       =================
Cash - end of period                                                                 $  7,819                 $ 1,327
                                                                             =================       =================

              The accompanying notes are an integral part of the
                 condensed consolidated financial statements.

                      PEI HOLDING, INC. AND SUBSIDIARIES
                 (Including PRESTOLITE ELECTRIC INCORPORATED)

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  GENERAL INFORMATION

PEI Holding, Inc. conducts all of its operations through its wholly-owned principal subsidiary, Prestolite Electric Incorporated. There are no material differences between the financial statements of PEI Holding, Inc. and Prestolite Electric Incorporated (collectively, "the Company" or "Prestolite").

The unaudited condensed consolidated financial statements included herein have been prepared by the Company in accordance with Rule 10-01 of Regulation S-X and have been prepared on a consistent basis with the Company's audited financial statements for the year ended December 31, 1997. These statements reflect all adjustments, consisting only of items of a normal recurring nature, which are, in the opinion of management, necessary for the fair statement of the consolidated financial condition and consolidated results of operations for the interim period presented.

Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements and the related notes should be read in conjunction with the Company's audited financial statements and notes thereto and other material included in the Prospectus dated June 26, 1998 (the "Prospectus"). The year-end 1997 condensed balance sheet data was derived from the Company's audited financial statements, but does not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The results of operations for the six- and three-month periods ended July 4, 1998 are not necessarily indicative of the operating results that may be expected for the full year or any other interim period.

The equity securities of PEI Holding, Inc. are held by Genstar Capital Corporation and Company management.

NOTE 2:  ACQUISITION, SHARE REPURCHASE, AND REFINANCING

On January 22, 1998 Prestolite acquired three business units from a subsidiary of Lucas Varity, plc. ("the Lucas Acquisition") for approximately $41.3 million in cash, the assumption of approximately $7.1 million in debt and certain future payments, some of which are contingent. On the same day, Prestolite Electric Incorporated completed the offering of $125 million of 9.625% Senior Notes due 2008 (the "Notes"). The proceeds of the Notes were used to fund the Lucas Acquisition, to repay approximately $42 million of outstanding indebtedness, and to pay approximately $29.7 million for the repurchase of PEI Holding, Inc. common stock plus warrants and options to purchase common stock. These transactions are more fully described in the Prospectus.

In conjunction with these transactions, the Company recorded expense of $2,101,000 for the repurchase of options and an extraordinary item of $1,275,000 net-of-tax benefit in the first quarter of 1998. The extraordinary item covered, on a pre-tax basis, $728,000 of fees associated with the prepayment of previously-existing debt; $335,000 for the write-off of unamortized financing costs; $733,000 to write off the unamortized discount on subordinated debt; and $195,000 related to the repurchase of warrants. As described in Note 6, the Company recorded a $980,000 restructuring charge in the first quarter related to costs anticipated to be incurred at the Company's existing facilities as a result of the Lucas Acquisition.

In the second quarter, the Company finalized the purchase price adjustments with Lucas Varity, plc in connection with the Lucas Acquisition. The adjustment resulted in a reduction in the purchase price of $1.9 million, with $0.5 million of this adjustment applied to the amount payable in August 1998 upon the exercise of an option to purchase substantially all the remaining shares of the acquired Lucas business unit in Argentina. Professional fees and associated costs incurred in connection with the Lucas Acquisition in the first half of 1998 were $2.1 million.

Results for the first half of 1998 are recorded as though the Lucas Acquisition was completed on January 1, 1998, and an imputed interest cost of $213,000 was charged to interest expense for the period from January 1 to January 22. The Lucas Acquisition has been accounted for as a purchase and a preliminary allocation of the purchase price has been made in accordance with Accounting Principals Board Opinion 16. The purchase price allocation will be completed by the end of the year and will likely change from that included in the accompanying statements.

Pro forma unaudited consolidated operating results for the Company for the second quarter and first six months of 1997 as though the Lucas Acquisition had been consummated on January 1, 1997 are summarized below. Pro forma adjustments include only the addition of the results of the acquired business units and do not reflect anticipated efficiencies in operations. These results are not necessarily indicative of future results of operations nor are they indicative of the results of historical operations had the acquisitions been consummated as of the assumed dates. These results also reflect the 20-for-one stock split effective March 31, 1998.

                                             Second Quarter                First Six Months
                                          ---------------------            -----------------
Net Sales, in thousands                               $ 78,734                    $ 153,255
Net Income, in thousands                                 $ 540                        $ 106
Earnings (Loss) per Share
         Basic                                           $0.16                        $0.03
         Diluted                                         $0.15                        $0.03

NOTE 3:  INVENTORIES

Inventories are summarized as follows (in thousands of dollars):

                                                                 As of                   As of
                                                               July 4,             December 31,
                                                                  1998                     1997
                                                       ----------------          ---------------
Raw Material                                                  $ 14,533                 $  9,027
Work in Process                                                 16,397                    6,096
Finished Goods                                                  19,048                    9,564
                                                       ----------------          ---------------
        Total                                                 $ 49,978                 $ 24,687
                                                       ================          ===============

NOTE 4:  PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment consists of the following (in thousands of dollars):

                                                                  As of                   As of
                                                                July 4,            December 31,
                                                                   1998                    1997
                                                       ----------------          ---------------
Land & Buildings                                               $ 22,544                $ 13,611
Machinery & Equipment                                            60,748                  31,461
Construction in Progress                                          2,502                   1,276
                                                       ----------------          ---------------
        Total, at Cost                                           85,794                  46,348
Accumulated Depreciation                                        (25,016)                (20,169)
                                                       ----------------          ---------------
Net                                                            $ 60,778                $ 26,179
                                                       ================          ===============

NOTE 5:  DEBT

In connection with the Lucas Acquisition, share repurchase, and refinancing discussed in Note 2, Prestolite Electric Incorporated issued $125 million of 9.625% Senior Notes due 2008 (the "Notes"). The Notes pay interest semi-annually and mature on February 1, 2008 but may be redeemed earlier at the Company's option under conditions specified in the indenture pursuant to which the Notes were issued. The notes are senior unsecured obligations of Prestolite Electric Incorporated, are fully and unconditionally guaranteed on a senior basis by PEI Holding, Inc., and are subordinated to secured credit facilities (to the extent of the value of the assets securing such indebtedness) of Prestolite Electric Incorporated, including its existing credit facility referred to below, and are structurally subordinated to indebtedness of any subsidiary of Prestolite Electric Incorporated, including indebtedness of its United Kingdom subsidiary. The Notes are more fully described in the Prospectus.

On January 22, 1998 Prestolite Electric Incorporated entered into a new financing agreement with the U.S. bank that had previously been Prestolite Electric Incorporated's U.S. senior debt provider for up to $23 million of borrowings at the bank's prime rate, secured by the U.S. receivables and inventory of Prestolite Electric Incorporated. On January 28, the Company's United Kingdom subsidiary entered into an interim borrowing agreement with an affiliate of the U.K. bank that had previously been the Company's U.K. debt provider. On April 21 that interim agreement was replaced with an agreement providing for up to (Pounds)7 million (approximately $11.6 million based on exchange rates of 1.657 $/Pound) of borrowings at the U.K. bank's base rate plus 1.75%, secured by the receivables of the United Kingdom subsidiary. In addition, the Company's Argentina subsidiary has borrowing arrangements with several banks secured by certain assets of the Company's Argentina subsidiary.

Debt is summarized as follows (in thousands of dollars):

                                                                       As of                        As of
                                                                     July 4,                 December 31,
                                                                        1998                         1997
                                                             ----------------             ----------------
U.S. Bank Debt                                                   $     1,488                  $    28,588
U.K. Bank Debt                                                           169                        3,785
Argentine Bank Debt                                                    1,400                            -
Senior Notes                                                         125,000                            -
Subordinated Debt                                                          -                       10,000
Unamortized Discount on Subordinated Debt                                  -                         (733)
Capital Lease Obligations                                                985                          942
Other Debt                                                               297                          348
                                                             ----------------             ----------------
       Total                                                         129,339                       42,930
Current Maturities                                                     3,330                        4,196
                                                             ----------------             ----------------
   Long Term Debt                                                $   126,009                   $   38,734
                                                             ================             ================

NOTE 6:  RESTRUCTURING

During 1997, the Company's board of directors approved a restructuring plan for the Company's facility in Leyland, England, contingent upon completion of the Lucas Acquisition. This plan was announced during the first quarter of 1998 and includes moving production of certain products from the Leyland facility to a facility in the United Kingdom acquired as part of the Lucas Acquisition. A restructuring charge of $980,000 for employee severance costs was accrued and charged to operations during the first quarter of 1998. During the first half of 1998, the Company charged $353,000 against this accrual. The entire amount is expected to be spent by the end of 1998.

As of the date of the Lucas Acquisition, management had begun to assess and formulate restructuring plans related to operations acquired in the Lucas Acquisition. These plans will include employee reductions and may include a plant closure. Not all portions of the plan have been completed and approved as of July 4, 1998. An accrual of $8,220,000 was established as a purchase accounting adjustment related to these restructuring actions. Severance payments of $2.3 million were made to employees and charged to this accrual during the first half of 1998. Completion and approval of the restructuring plans for these operations are expected by the end of 1998. The accrual will be adjusted accordingly as a purchase price adjustment.

NOTE 7:  INVESTMENTS

On June 24, 1998, the Company agreed to license certain alternator technology from Ecoair Corp. ("Ecoair"). In addition, the Company purchased 66,667 shares of Ecoair common stock for $1 million, and agreed to purchase an additional 33,333 shares for $500,000 on each of December 24, 1998 and June 24, 1999. Prior to the Prestolite purchase, Ecoair had 1,347,646 shares and options to purchase 500,758 shares outstanding. The Company also received an option to increase its ownership of Ecoair to 20% at varying prices through June, 2000.

On July 2, 1998, the Company agreed to form a joint venture with Daewoo Heavy Industries Ltd. ("Daewoo"). The joint venture, to be owned 50% by Prestolite and 50% by Daewoo, is expected to produce material handling motors at a plant in Inchon, South Korea. Daewoo is required to contribute to the joint venture $500,000 of cash plus certain equipment currently used by Daewoo to produce material handling motors. Prestolite is required to contribute $500,000 of cash and to provide certain technology to the joint venture. In addition, Prestolite and Daewoo have each agreed to provide loans of up to $700,000 to the joint venture or to guarantee loans of that amount made by the joint venture if such borrowings are deemed necessary by the joint venture. Daewoo has agreed to purchase from the joint venture substantially all of the material handling motors required by its Industrial Vehicle division, located in South Korea.

              ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                        FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

OVERVIEW

PEI Holding, Inc., through its operating subsidiary Prestolite Electric Incorporated, manufactures alternators, starter motors, direct current motors, battery chargers, and switching devices. These are supplied under the Prestolite, Leece-Neville, Hobart, Lucas, and Butec brand names for original equipment and aftermarket application on a variety of vehicles and industrial equipment. "Hobart" is used under license from a subsidiary of Illinois Tool Works, Inc. "Lucas" is used under license from a subsidiary of LucasVarity plc.

Most of the Company's products are component parts used on diesel engines, automobiles and electric vehicles. These components are sold to both aftermarket and original equipment ("OEM") customers. The Company sells its products to a variety of markets, in terms of both end-use and geography.

In January 1998, Prestolite acquired three businesses from a subsidiary of LucasVarity plc. These businesses operate in England, South Africa, and Argentina (collectively, the "Lucas Acquisition"). As summarized in Note 2 to the financial statements and described more fully in the Prospectus, these businesses were purchased for approximately $41.3 million in cash, the assumption of $7.1 million in debt, and certain future obligations. Those future obligations include an anticipated payment of $766,000 in August, 1998; payments of approximately $2 million during 1998 for inventory and transition assistance in the United Kingdom; and up to $19 million contingent on certain events in Argentina. Including the sales of the acquired businesses, more than half of the Company's sales are outside the United States.

The acquisition was financed from the sale of $125 million of 9.625% senior notes due 2008, issued under Rule 144A of the Securities Act of 1933, as amended. Proceeds from the 144A offering were also used to repay existing debt in the United States and United Kingdom, to repurchase all of the warrants issued to holders of the Company's subordinated debt, to repurchase 40% of the common stock held by Genstar Capital Corporation, to repurchase 8.5% of the common stock and 40% of the options held by management. The total cost associated with the repurchase of these securities was approximately $29.7 million.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JULY 4, 1998 COMPARED TO THREE MONTHS ENDED JULY 5, 1997.

Net sales for the three months ended July 4, 1998 were $72.8 million, an increase of $29.6 million or 68.6% from the $43.2 million recorded in the second quarter of 1997. The Lucas Acquisition was responsible for an increase in net sales of $30.4 million, more than the total net sales increase. Compared to pro forma results including the Lucas Acquisition for the second quarter of 1997, net sales declined by $5.9 million, approximately 7.5%. Sales of military alternators in North America declined by $1.9 million; sales in the U.K. declined by $2.9 million; and sales in Argentina declined by $2.4 million from the second quarter of 1997. Sales in most other product and geographic markets were about equal to or slightly above 1997 second quarter levels.

Gross profit was $15.0 million in the second quarter of 1998 or 20.5% of net sales. This compares to $8.3 million or 19.1% of net sales recorded for the second quarter of 1997. On a pro forma basis to include the Lucas Acquisition, gross profit in the second quarter of 1997 was $14.5 million or 18.5% of net sales. Lower material costs, improved labor productivity, and a shift in sales toward higher margin products all contributed to the improvement from the second quarter 1997 gross profit percentage, both as reported and as pro forma to include the Lucas Acquisition.

Selling, general, and administrative expense was $9.8 million or 13.5% of net sales for the second quarter of 1998, an increase of 69% from the $5.8 million or 13.5% of net sales recorded in the second quarter of 1997, but a decrease of $523,000 from $10.4 million or 13.2% of net sales in the second quarter of 1997 on a pro forma basis to include the Lucas Acquisition. Reductions in selling, general, and administrative expenses in the second quarter of 1998 as compared with the pro forma results reflect the initial benefits of the integration of the Lucas Acquisition.

As the result of the factors discussed above, operating income in the second quarter of 1998 was $5.1 million, or 7.0% of net sales, versus $2.4 million, or 6.0% of net sales, recorded in the second quarter of 1997 and $4.0 million, or 5.1% of net sales, in the second quarter of 1997 on a pro forma basis to include the Lucas Acquisition. Other income was $436,000 in the second quarter of 1998 versus $41,000 recorded in the second quarter of 1997. For the second quarter of 1998 other income consisted primarily of interest income, a workers compensation refund, and the proceeds from the sale of certain emissions credits, partly offset by loss on the sale of fixed assets and pension expense for inactive defined benefit pension plans. For the pro forma second quarter of 1997, other income consisted primarily of interest income.

Interest expense was $3.2 million in the second quarter of 1998 compared to $1.4 million recorded in the second quarter of 1997. The increase in interest expense resulted from the increase in debt caused by the offering of $125.0 million of senior notes in January 1998, the proceeds of which were used to finance the Lucas Acquisition and the repurchase of shares, options, and warrants in the first quarter of 1998. Interest expense for the second quarter of 1997, pro forma as though the issuance of the senior notes and the use of proceeds as described above had occurred at the beginning of 1997, was also
$3.2 million.

The provision for income taxes was $869,000 for the second quarter of 1998, 37.4% of income from continuing operations before taxes and the extraordinary item. This compares to $474,000 of income taxes recorded in the second quarter of 1997, 44% of income from continuing operations before the extraordinary item. The recorded 1997 tax rate was higher because of the fixed component of taxes and certain U.S. state taxes. On a pro forma basis, the provision for income taxes was $467,000 or 50% of income from continuing operations before taxes and the extraordinary item. The pro forma provision for income taxes does not include any tax benefit related to the Argentina loss of that period.

SIX MONTHS ENDED JULY 4, 1998 COMPARED TO SIX MONTHS ENDED JULY 5, 1997

Net sales for the six months ended July 4, 1998 were $147.4 million, an increase of $59.9 million or 68.4% from the $87.5 million recorded in the first half of 1997. The Lucas Acquisition was responsible for an increase in net sales of approximately $63 million, more than the total net sales increase. Compared to pro forma results including the Lucas Acquisition for the first half of 1997, net sales declined by $5.9 million, approximately 3.8%. Sales of military alternators in North America declined by $4.0 million; sales in the United Kingdom declined by $1.9 million; and sales in Argentina declined by $1.8 million from the first half of 1997. These declines were partly offset by a $1.3 million increase in original equipment commercial alternator sales and a $1.0 million increase in battery charger sales, both in North America.

Gross profit was $29.5 million in the first half of 1998 or 20.0% of net sales. This compares to $17.2 million or 19.7% of net sales recorded for the first half of 1997. On a pro forma basis to include the Lucas Acquisition, gross profit in the first six months of 1997 was $28.7 million or 18.7% of net sales. Lower material costs, improved labor productivity, and a shift in sales toward higher margin products all contributed to the improvement from the first half of 1997 gross profit percentage both as reported and as pro forma to include the Lucas Acquisition.

Selling, general, and administrative expense was $19.6 million or 13.3% of net sales for the first half of 1998, an increase of 71.2% from the $11.5 million or 13.1% of net sales recorded in the first half of 1997, but a decrease of $1,516,000 from $21.2 million or 13.8% of net sales in the first half of 1997 on a pro forma basis to include the Lucas Acquisition. Reductions in selling, general, and administrative expenses in the first half of 1998 as compared with the pro forma results reflect the initial benefits of the integration of the Lucas Acquisition.

As discussed in notes 2 and 6 to the condensed consolidated financial statements, the Company recorded a $2.1 million charge in the first quarter of 1998 to record the repurchase of 40% of the stock options outstanding. The Company also recorded a charge of $980,000 to cover restructuring activities at the existing Prestolite facility in Leyland, England. This charge relates to severance costs to be paid in conjunction with the transfer of certain activities from the existing Prestolite facility in Leyland, England, to a facility acquired as part of the Lucas Acquisition. The Leyland facility will remain in operation with employment levels lower than those that previously existed; the severance costs are expected to be paid by the end of 1998. Pro forma results for 1997 include redundancy costs of $455,000 incurred by the former Lucas operations in England and Argentina.

As the result of the factors discussed above, operating income in the first half of 1998 was $6.7 million, or 4.6% of net sales, versus $5.8 million, or 6.6% of net sales, recorded in the first half of 1997 and $7.0 million, or 4.6% of net sales, in the first half of 1997 on a pro forma basis to include the Lucas Acquisition. Other income was $522,000 in the first half of 1998 versus $21,000 recorded in the first half of 1997. For the first half of 1998 other income consisted primarily of interest income, a workers compensation refund, and the proceeds from the sale of certain emissions credits, partly offset by loss on the sale of fixed assets and pension expense for inactive defined benefit pension plans. For the pro forma first half of 1997, other income consisted primarily of interest income.

Interest expense was $6.5 million in the first half of 1998 compared to $2.8 million recorded in the first half of 1997. The increase in interest expense resulted from the increase in debt caused by the offering of $125.0 million of senior notes in January 1998, the proceeds of which were used to finance the Lucas Acquisition and the repurchase of shares, options, and warrants in the first quarter of 1998. Interest expense for the first half of 1997, pro forma as though the issuance of the senior notes and the use of proceeds as described above had occurred at the beginning of 1997, was $6.4 million.

The net provision for income taxes was $263,000 for the first half of 1998, 36.0% of income from continuing operations before taxes and the extraordinary item. This compares to $1.2 million of income taxes recorded in the first half of 1997, 41.4% of income from continuing operations before taxes and the extraordinary item. The recorded 1997 tax rate was higher because of the fixed component of taxes and certain U.S. state taxes. On a pro forma basis, the provision for income taxes was $880,000 or 99% of income from continuing operations before taxes and the extraordinary item. The pro forma provision for income taxes does not include any tax benefit related to the Argentina loss of that period.

In conjunction with the refinancing and repurchase of shares, options, and warrants, Prestolite recorded an extraordinary item of $1.3 million net-of-tax in the first quarter of 1998. On a pre-tax basis this charge covered $728,000 in debt prepayment fees, $335,000 for the write-off of unamortized financing costs, $733,000 to write-off the unamortized discount on subordinated debt, and $195,000 related to the repurchase of the warrants.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operating activities during the first half of 1998 was $12.8 million (including $2.7 million spent on redundancy costs during the period and charged to the reserve established in connection with the Lucas Acquisition). For the second quarter of 1998, capital spending totaled $2.9 million, as compared with total capital spending of $2.5 million in the second quarter of 1997. Capital spending at the Company's North American locations was $2.3 million in the second quarter of 1998 as compared to $1.2 million in the second quarter of 1997, an increase of $1.0 million. Capital spending at the ongoing Prestolite United Kingdom facilities was $0.3 million in the second quarter of 1998, an increase of $0.1 million from the $0.2 million spent at those locations in 1997. Capital spending at the locations acquired during the Lucas Acquisition was $0.3 million for the second quarter of 1998, compared to $1.1 million for the second quarter 1997. Capital spending in the first half of 1998 was $5.6 million, as compared with total capital spending of $4.5 million in the first half of 1997. Capital spending at the ongoing Prestolite facilities was $4.2 million, an increase of $2.0 million from the $2.2 million spent in the first half of 1997. Capital spending at the facilities acquired in the Lucas Acquisition was $1.4 million in the first half of 1998, compared to $2.3 million for the first half of 1997. Capital expenditures for the remainder of 1998 are expected to be approximately $5.4 million. Planned capital expenditures consist primarily of expenditures to reduce costs through automation, replace existing equipment and enable the Company to manufacture new products, and expenditures related to improving the Company's manufacturing infrastructure in connection with realignment of certain manufacturing operations of the business acquired in the Lucas Acquisition.

Debt, net of cash, increased from $42.4 million at December 31, 1997 to $121.5 million at July 4, 1998 (a decrease of $3.5 million from the April 4, 1998 level of $125.0 million). That increase, partially offset by the positive cash flow from operations of $12.8 million (net of $2.7 million spent for redundancy costs during the first half of 1998 and charged to the reserve established in connection with the Lucas Acquisition), was due to the issuance of 125.0 million of senior notes on January 22, 1998 and the use of part of the proceeds of such offering to effect the Lucas Acquisition, refinance existing indebtedness, and repurchase securities from holders and management. As of July 4, 1998 additional debt outstanding in Argentina and the United Kingdom was offset by cash balances in South Africa and the United States. The Company had revolving credit facilities with banks in the United States and United Kingdom under which additional borrowings of $18.5 million and $8.3 million ((Pounds)5.0 million) were available based on the July 4, 1998 levels of receivables (U.S. and U.K.) and inventory (U.S. only) which are pledged to support that debt.

The Company's liquidity needs are expected to consist primarily of working capital needs and scheduled payments of principal and interest on its indebtedness, including the senior notes and any indebtedness that may be outstanding from time to time under its U.S. and U.K. revolving credit facilities. The Company's short-term liquidity needs, including a portion of the one-time costs associated with the Lucas Acquisition and joint venture agreements, are expected to be provided by: (i) existing cash balances; (ii) operating cash flows; and (iii) borrowings under the Company's U.S. and U.K. revolving credit facilities. The Company expects to fund its long term liquidity needs from its operating cash flows, the issuance of debt and/or equity securities and bank borrowings. The Company believes that cash flows from operations, its existing cash balances and amounts available under its U.S. and U.K. revolving credit facilities will be adequate to meet the Company's anticipated requirements for working capital, planned capital expenditures, investments, and principal and interest payments on debt for at least the next twelve months. Estimates as to working capital needs and other expenditures may be materially affected if the foregoing sources are not available or do not otherwise provide sufficient funds to meet the Company's obligations.

FORWARD-LOOKING STATEMENTS

This Form 10-Q contains, in addition to historical information, forward-looking statements that involve certain risks and uncertainties. These risks include, but are not limited to, risks associated with the uncertainty of future financial results, acquisitions, additional financing requirements, development of new products and services, the effect of competitive products or pricing, the effect of economic conditions and other uncertainties detailed in the Company's other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events or circumstances occurring after the date of this Form 10-Q. The Company's actual results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Company.

                          PART II.  OTHER INFORMATION



Item 1.  Legal Proceedings.

         None

Item 2.  Changes in Securities.

         None

Item 3.  Defaults Upon Senior Securities.

         None

Item 4.  Submission of Matters to a Vote of Security Holders.

         None

Item 5.  Other Information.

         None

Item 6.  Exhibits and Reports on Form 8-K.

         (a)  Exhibits

              27.1 Financial Data Schedule

         (b)  Reports on Form 8-K.

              The Company has not filed any reports on Form 8-K during the quarterly period ended July 4, 1998.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 13, 1998                     By:  /s/ KENNETH C. CORNELIUS
      ---------------                          ------------------------
                                                 Kenneth C. Cornelius
                                                 Senior Vice President and
                                                 Chief Financial Officer
                                                 (principal financial and
                                                 accounting officer)

                                                                      APPENDIX B

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   FORM 10-Q


(Mark one)

[X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarterly Period Ended October 3, 1998.

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Transition Period from
                                                            ---------------
        to                        .
           -----------------------


Commission File Number                                  333-49429-01

                               PEI Holding, Inc.
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

             Delaware                                    943142033
--------------------------------------------------------------------------------
  (State or other jurisdiction of                  (I.R.S. Employer
   incorporation or organization)                   Identification Number)

  2100 Commonwealth Blvd., Ste. 300, Ann Arbor, Michigan            48105
--------------------------------------------------------------------------------
      (Address of principal executive offices)                    (Zip Code)

                                (734) 913-6600
--------------------------------------------------------------------------------
             (Registrant's telephone number, including area code)

                                Not Applicable
--------------------------------------------------------------------------------
                (Former name, address, and former fiscal year,
                         if changes since last report)


   Indicate whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days.

                      Yes                    No    X
                           -----                 -----

   Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:


                                             Number of common shares
      Class:                           outstanding as of November 11, 1998
   Common Stock                                     1,993,000

              EXPLANATORY NOTE TO AMENDED AND RESTATED FORM 10-Q

This amended and restated quarterly report on Form 10-Q sets forth the Company's quarterly report on Form 10-Q for the quarter ended October 3, 1998, as filed with the Securities and Exchange Commission on November 13, 1998, as amended on Form 10-Q/A-1 as filed on December 9, 1998, which included amendment of the condensed consolidated balance sheets contained in Item 1 by transferring $152,000 from the line item "Other non-current liabilities" to the line item "Other long-term debt, net of current maturities," and as amended on Form 10-Q/A-2 as filed on January 27, 1999, which included amendment of Management's Discussion and Analysis and Results of Operations contained in Item 2 by including additional disclosure related to Year 2000 issues.

                                   FORM 10-Q

                               TABLE OF CONTENTS


Part I:   Financial Information

    Item 1: Condensed Consolidated Balance Sheets
            at October 3, 1998 (unaudited) and December 31, 1997                             3

            Condensed Consolidated Statements of Operations                                  4
                Three months and nine months ended October 3, 1998 (unaudited)
                and October 4, 1997 (unaudited)

            Condensed Consolidated Statements of Cash Flows                                  5
                Nine months ended October 3, 1998 (unaudited) and
                October 4, 1997 (unaudited)

            Notes to Condensed Consolidated Financial Statements                             6

    Item 2: Management's Discussion & Analysis of
            Financial Condition and Results of Operations                                   11

Part II:   Other Information                                                                16

Signatures                                                                              17

                         PART I: FINANCIAL INFORMATION

                         ITEM 1: FINANCIAL STATEMENTS

                      PEI HOLDING, INC. AND SUBSIDIARIES
                 (INCLUDING PRESTOLITE ELECTRIC INCORPORATED)
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                     (in thousands, except share amounts)

                                                                  October 3,         December 31,
                                                                     1998               1997
                                                                 (unaudited)
                                                                 -----------        -------------
Assets
  Current assets
    Cash                                                          $  2,119           $   455
    Accounts receivable, net of allowances                          49,311            26,326
    Inventories, net                                                47,954            24,687
    Deferred tax asset, net                                          4,588             3,226
    Prepaid and other current assets                                 2,905               965
                                                                  --------           -------
       Total current assets                                        106,877            55,659

  Property, plant and equipment, net                                61,049            26,179
  Investments                                                        5,137             2,597
  Other long term assets                                             7,048             1,416
  Intangible assets                                                  2,406             2,834
                                                                  ========           =======
       Total assets                                               $182,517           $88,685
                                                                  ========           =======
Liabilities
  Current liabilities
    Revolving credit                                              $  5,978           $ 3,052
    Current portion of long-term debt and
     capital lease obligations                                         694             1,144
    Accounts payable                                                25,795            12,042
    Accrued liabilities                                             27,058            12,029
                                                                  --------           -------
       Total current liabilities                                    59,525            28,267

  Senior notes                                                     125,000                 -
  Other long term debt, net of current maturities                    1,314            29,467
  Subordinated debt, net                                                 -             9,267
  Other non-current liabilities                                      3,761             1,034
  Deferred tax liability, net                                        1,707             1,707
                                                                  --------           -------
       Total liabilities                                           191,307            69,742

Minority interest in Argentina subsidiary                               38                 -
Stockholders' equity
  Common stock, par value $.01, 5,000,000 shares authorized,
   3,303,000 shares issued and outstanding at July 4, 1998
   and December 31, 1997, respectively                                   2                 2
  Paid-in capital                                                   16,623            16,623
  Stock warrants                                                         -             3,239
  Retained earnings (accumulated deficit)                             (762)             (634)
  Notes receivable, employees' stock purchase                         (559)             (346)
  Foreign currency translation adjustment                              317               379
  Treasury stock, 1,310,000 and 32,000 shares on July 4, 1998
   and December 31, 1997, respectively                             (24,449)             (320)
                                                                  --------           -------
       Total stockholders' equity                                   (8,828)           18,943
                                                                  --------           -------
    Total liabilities and stockholders' equity                    $182,517           $88,685
                                                                  ========           =======

              The accompanying notes are an integral part of the
                 condensed consolidated financial statements.

                      PEI HOLDING, INC. AND SUBSIDIARIES
                 (INCLUDING PRESTOLITE ELECTRIC INCORPORATED)
           CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
                     (in thousands, except share amounts)

                                             For the three months ended    For the nine months ended
                                             ---------------------------  ---------------------------
                                              October 3,    October 4,     October 3,     October 4,
                                                1998          1997           1998           1997
                                             ------------  ------------   ------------   -----------
Net sales                                         $70,450       $41,516       $217,823      $129,034
Cost of goods sold                                 56,198        33,802        174,117       107,092
                                             ------------  ------------   ------------   -----------
  Gross profit                                     14,252         7,714         43,706        24,942

Selling, general and administrative                 9,732         6,112         29,370        17,573
Costs associated with option repurchase                --            --          2,101            --
Restructuring charge                                   --            --            980            --
                                             ------------  ------------   ------------   -----------
  Operating income                                  4,520         1,602         11,255         7,369

Other expense (income)                                 47           338           (475)          317
Interest expense                                    3,425         1,378          9,951         4,214
                                             ------------  ------------   ------------   -----------

  Income from continuing operations before
   extraordinary loss and income taxes              1,048          (114)         1,779         2,838

Provision for income taxes                            369          (240)           632           981
                                             ------------  ------------   ------------   -----------
  Income from continuing operations                   679           126          1,147         1,857

Income from discontinued operation, net                --        (1,771)            --        (1,672)
Extraordinary loss, net of taxes of $716               --            --          1,275            --
                                             ------------  ------------   ------------   -----------
  Net income (loss)                                   679        (1.645)          (128)          185

  Other comprehensive income (expense):
    Foreign currency translation adjustment           865          (251)           (62)         (287)
                                             ------------  ------------   ------------   -----------
  Comprehensive income (expense)                  $ 1,544       $(1,896)      $   (190)     $   (102)
                                             ============  ============   ============   ===========

Basic earnings per common share
  Income from continuing operations               $  0.34       $ 0.04        $   0.54      $   0.54
  Discontinued operations                              --        (0.51)             --         (0.48)
  Extraordinary item                                   --           --           (0.59)           --
                                             ------------  ------------   ------------   -----------
  Net income (loss)                               $  0.34       $(0.47)       $  (0.07)     $   0.06
                                             ============  ============   ============   ===========

Diluted earnings per common share
  Income from continuing operations               $  0.34       $ 0.03        $   0.54      $   0.51
  Discontinued operations                              --        (0.48)             --         (0.46)
  Extraordinary item                                   --           --           (0.61)           --
                                             ------------  ------------   ------------   -----------
  Net income (loss)                               $  0.34       $(0.45)       $  (0.07)     $   0.05
                                             ============  ============   ============   ===========

Basic shares outstanding                        1,993,000    3,450,740       2,105,052     3,450,740
Dilutive shares outstanding                     2,103,860    3,655,180       2,224,501     3,655,180

              The accompanying notes are an integral part of the
                 condensed consolidated financial statements.

                      PEI HOLDING, INC. AND SUBSIDIARIES
                 (INCLUDING PRESTOLITE ELECTRIC INCORPORATED)
           CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                       For the nine months ended
                                                                   --------------------------------
                                                                      October 3,        October 4,
                                                                        1998              1997
                                                                   --------------    --------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                                   $   (128)         $    185
Adjustments to reconcile net income (loss)
 to net cash provided by operating activities:
  Cash provided by (used in) discontinued operations                   1,603            (1,331)
  Loss (gain) on sale of property, plant, and equipment                 (236)            1,879
  Compensation expense related to options                              2,101                 -
  Depreciation and amortization                                        9,015             4,115
  Deferred taxes                                                      (1,431)             (100)
  Loss on debt extinguishment                                          1,991                 -
  Changes in working capital items:                                   (4,239)           (5,516)
                                                                    --------          --------
    Net cash provided by operating activities                          8,676              (768)

CASH FLOWS FROM INVESTING ACTIVITIES:

Capital expenditures                                                  (7,806)           (4,321)
Proceeds from disposal of fixed assets                                    18             1,144
Net proceeds from disposal of discontinued operations                      -             7,224
Investment in affiliates                                              (2,640)                -
Acquisition of Lucas businesses                                      (49,943)                -
                                                                    --------          --------
    Net cash provided by investing activities                        (60,371)            4,047

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of senior notes                               125,000                 -
Debt repaid in acquisition of Lucas businesses                         3,227                 -
Net increase (decrease) in revolving credit                            2,990             7,275
Redemption of subordinated notes                                     (10,000)                -
Payments on acquisition payable to Hobart                                  -            (4,175)
Payments on long term debt                                           (32,146)           (5,920)
Purchase of stock and warrants                                       (27,692)                -
Payments on deferred compensation                                          -              (155)
Payments of capital lease obligations and other obligations             (173)              (63)
Purchase of treasury stock and options                                (2,203)              (54)
Debt refinancing costs                                                (5,785)                -
                                                                    --------          --------
    Net cash from financing activities                                53,218            (3,092)

Effect of exchange rate changes on cash                                  141                23
                                                                    --------          --------
Net increase (decrease) in cash                                        1,664               210
Cash - beginning of period                                               455               794
                                                                    ========          ========
Cash - end of period                                                $  2,119          $  1,004
                                                                    ========          ========

              The accompanying notes are an integral part of the
                 condensed consolidated financial statements.

                      PEI HOLDING, INC. AND SUBSIDIARIES
                 (Including PRESTOLITE ELECTRIC INCORPORATED)
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:  GENERAL INFORMATION

PEI Holding, Inc. conducts all of its operations through its wholly-owned principal subsidiary, Prestolite Electric Incorporated. There are no material differences between the financial statements of PEI Holding, Inc. and Prestolite Electric Incorporated (collectively, "the Company" or "Prestolite").

The unaudited condensed consolidated financial statements included herein have been prepared by the Company in accordance with Rule 10-01 of Regulation S-X and have been prepared on a consistent basis with the Company's audited financial statements for the year ended December 31, 1997. These statements reflect all adjustments, consisting only of items of a normal recurring nature, which are, in the opinion of management, necessary for the fair statement of the consolidated financial condition and consolidated results of operations for the interim period presented. Prior period amounts have been reclassified where necessary to conform to current presentation.

Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements and the related notes should be read in conjunction with the Company's audited financial statements and notes thereto and other material included in the Prospectus dated June 26, 1998 (the "Prospectus"). The year-end 1997 condensed balance sheet data was derived from the Company's audited financial statements, but does not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The results of operations for the nine- and three-month periods ended October 3, 1998 are not necessarily indicative of the operating results that may be expected for the full year or any other interim period.

The equity securities of PEI Holding, Inc. are held by Genstar Capital Corporation and Company management.

NOTE 2:  ACQUISITION, SHARE REPURCHASE, AND REFINANCING

On January 22, 1998 Prestolite acquired three business units from a subsidiary of LucasVarity plc ("the Lucas Acquisition") for approximately $40.0 million in cash, the assumption of approximately $7.1 million in debt, deferred payments of approximately $1.4 million, and future contingent payments of up to $19 million based upon the performance of Lucas Argentina. No liability has been recorded for the contingent liability payment as payment is not considered probable. Any future payments will be charged to goodwill. On the same day, Prestolite Electric Incorporated completed the offering of $125 million of 9.625% Senior Notes due 2008 (the "Notes"). The proceeds of the Notes were used to fund the Lucas Acquisition, to repay approximately $42 million of outstanding indebtedness, and to pay approximately $29.7 million for the repurchase of PEI Holding, Inc. common stock plus warrants and options to purchase common stock. These transactions are more fully described in the Prospectus.

In conjunction with these transactions, during the first quarter of 1998 the Company charged operations for $2.1 million for the repurchase of options and recorded an extraordinary charge of $1.275 million, net-of-tax benefit related to the debt refinancing. As described in Note 6, the Company also recorded a $0.98 million restructuring charge in the first quarter related to costs anticipated to be incurred at the Company's existing facilities as a result of the Lucas Acquisition.

Results for the first nine months of 1998 are recorded as though the Lucas Acquisition was completed on January 1, 1998. An imputed interest cost of $213,000 was charged to interest expense for the period from January 1 to January 22. The Lucas Acquisition has been accounted for as a purchase and a preliminary allocation of the purchase price has been made in accordance with Accounting Principals Board Opinion 16. The purchase price allocation will be completed by the end of the year and will likely change from that included in the accompanying statements.

Pro forma unaudited consolidated operating results for the Company for the third quarter and first nine months of 1997 as though the Lucas Acquisition had been consummated on January 1, 1997 are summarized below. Pro forma adjustments include only the addition of the results of the acquired business units and do not reflect anticipated efficiencies in operations. These results are not necessarily indicative of future results of operations nor are they indicative of the results of historical operations had the acquisitions been consummated as of the assumed dates. These results also reflect the 20-for-one stock split effective March 26, 1998.



                                     Third Quarter   First Nine Months
                                     --------------  ------------------

Net Sales, in thousands                $75,284            $228,539
Net Income, in thousands               $(2,979)           $ (2,871)
Earnings (Loss) per Share
         Basic                         $ (0.86)           $  (0.83)
         Diluted                       $ (0.82)           $  (0.79)

NOTE 3:  INVENTORIES

Inventories are summarized as follows (in thousands of dollars):

                                   As of              As of
                                 October 3,        December 31,
                                    1998               1997
                                 ----------        ------------
Raw Material                        $15,228             $ 9,027
Work in Process                      15,233               6,096
Finished Goods                       17,493               9,564
                                    -------             -------
        Total                       $47,954             $24,687
                                    =======             =======

NOTE 4:  PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment consists of the following (in thousands of dollars):

                                   As of              As of
                                 October 3,        December 31,
                                   1998               1997
                                 ----------        ------------
Land & Buildings                 $   25,500        $   13,611
Machinery & Equipment                60,854            31,461
Construction in Progress              3,183             1,276
                                 ----------        ------------
        Total, at Cost               89,537            46,348
Accumulated Depreciation            (28,488)          (20,169)
                                 ----------        ------------
Net                              $   61,049        $   26,179
                                 ==========        ============

NOTE 5:  DEBT

In connection with the Lucas Acquisition, share repurchase, and refinancing discussed in Note 2, Prestolite Electric Incorporated issued $125 million of 9.625% Senior Notes due 2008 (the "Notes"). The Notes pay interest semi-annually and mature on February 1, 2008 but may be redeemed earlier at the Company's option under conditions specified in the indenture pursuant to which the Notes were issued. The notes are senior unsecured obligations of Prestolite Electric Incorporated, are fully and unconditionally guaranteed on a senior basis by PEI Holding, Inc., and are subordinated to secured credit facilities (to the extent of the value of the assets securing such indebtedness) of Prestolite Electric Incorporated, including its existing credit facility referred to below, and are structurally subordinated to indebtedness of any subsidiary of Prestolite Electric Incorporated, including indebtedness of its United Kingdom subsidiary. The Notes are more fully described in the Prospectus.

On January 22, 1998 Prestolite Electric Incorporated entered into a new financing agreement with the U.S. bank that had previously been Prestolite Electric Incorporated's U.S. senior debt provider for up to $23 million of borrowings at the bank's prime rate, secured by the U.S. receivables and inventory of Prestolite Electric Incorporated. On January 28, the Company's United Kingdom subsidiary entered into an interim borrowing agreement with an affiliate of the U.K. bank that had previously been the Company's U.K. debt provider. On April 21 that interim agreement was replaced with an agreement providing for up to (Pounds)7 million (approximately $11.6 million based on exchange rates of 1.657 $/Pound as of such date) of borrowings at the U.K. bank's base rate plus 1.75%, secured by the receivables of the United Kingdom subsidiary. In addition, the Company's Argentina subsidiary has borrowing arrangements with several banks secured by certain assets of the Company's Argentina subsidiary.

Debt is summarized as follows (in thousands of dollars):



                                               As of        As of
                                             October 3,  December 31,
                                                1998         1997
                                             ----------  ------------

U.S. Bank Debt                                 $  4,772       $28,588
U.K. Bank Debt                                    1,206         3,785
Argentine Bank Debt                                 400             -
Senior Notes                                    125,000             -
Subordinated Debt                                     -        10,000
Unamortized Discount on Subordinated Debt             -          (733)
Capital Lease Obligations                         1,315           942
Other Debt                                          293           348
                                             ----------  ------------
       Total                                    132,834        42,930
Current Maturities                                6,672         4,196
                                             ----------  ------------
   Long Term Debt                              $126,314       $38,734
                                             ==========  ============

NOTE 6:  RESTRUCTURING

During 1997, the Company's board of directors approved a restructuring plan for the Company's facility in Leyland, England, contingent upon completion of the Lucas Acquisition. This plan was announced during the first quarter of 1998 and includes moving production of certain products from the Leyland facility to a facility in the United Kingdom acquired as part of the Lucas Acquisition. A restructuring charge of $980,000 for employee severance costs was accrued and charged to operations during the first quarter of 1998. During the first nine months of 1998, the Company charged $568,000 against this accrual. The entire amount is expected to be spent by the end of 1998.

As of the date of the Lucas Acquisition, management had begun to assess and formulate restructuring plans related to operations acquired in the Lucas Acquisition. These plans will include employee reductions and may include a plant closure. Not all portions of the plan have been completed and approved as of October 3, 1998. An accrual of $8,220,000 was established as a purchase accounting adjustment related to these restructuring actions. Severance payments of $3.9 million were made to employees and charged to this accrual during the first nine months of 1998. Completion and approval of the restructuring plans for these operations are expected by the end of 1998. The accrual will be adjusted accordingly as a purchase price adjustment.

NOTE 7:  INVESTMENTS

On June 24, 1998, the Company agreed to license certain alternator technology from Ecoair Corp. ("Ecoair"). In addition, the Company purchased 66,667 shares of Ecoair common stock for $1 million, and agreed to purchase an additional 33,333 shares for $500,000 on each of December 24, 1998 and June 24, 1999. Prior to the Prestolite purchase, Ecoair had 1,347,646 shares and options to purchase 500,758 shares outstanding. The Company also received an option to increase its ownership of Ecoair to 20% at varying prices through June, 2000.

On July 2, 1998, the Company agreed to form a joint venture with Daewoo Heavy Industries Ltd. ("Daewoo"). The joint venture, owned 50% by Prestolite and 50% by Daewoo, began operations producing material handling motors at a plant in Inchon, South Korea on August 31, 1998. Daewoo's contribution to the joint venture consisted of $540,000 of cash plus certain equipment previously used by Daewoo to produce material handling motors. Prestolite contributed $540,000 of cash and is providing certain technology to the joint venture. In addition, Prestolite and Daewoo have each agreed to provide loans of up to $700,000 to the joint venture or to guarantee loans of that amount made by the joint venture if such borrowings are deemed necessary by the joint venture. Daewoo has agreed to purchase substantially all of the material handling motors required by its Industrial Vehicle division, located in South Korea, from the joint venture.

               ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                        FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

OVERVIEW

Prestolite Electric Holding, Inc. (formerly known as PEI Holding, Inc.), through its operating subsidiary Prestolite Electric Incorporated, manufactures alternators, starter motors, direct current motors, battery chargers, and switching devices. These are supplied under the Prestolite, Leece-Neville, Hobart, Lucas, and Butec brand names for original equipment and aftermarket application on a variety of vehicles and industrial equipment. "Hobart" is used under license from a subsidiary of Illinois Tool Works, Inc. "Lucas" is used under license from a subsidiary of LucasVarity plc.

Most of the Company's products are component parts used on diesel engines, automobiles and electric vehicles. These components are sold to both aftermarket and original equipment ("OEM") customers. The Company sells its products to a variety of markets, in terms of both end-use and geography.

In January 1998, Prestolite acquired three businesses from a subsidiary of LucasVarity plc. These businesses operate in England, South Africa, and Argentina (collectively, the "Lucas Acquisition"). As summarized in Note 2 to the financial statements and described more fully in the Prospectus, these businesses were purchased for approximately $40.0 million in cash, the assumption of $7.1 million in debt, and certain future obligations. Those future obligations include a payment of $766,000 made in August, 1998; payments of approximately $2 million during 1998 for inventory and transition assistance in the United Kingdom; and up to $19 million contingent on certain events in Argentina. Including the sales of the acquired businesses, more than half of the Company's sales are outside the United States.

The acquisition was financed from the sale of $125 million of 9.625% senior notes due 2008, issued under Rule 144A of the Securities Act of 1933, as amended. Proceeds from the 144A offering were also used to repay existing debt in the United States and United Kingdom, to repurchase all of the warrants issued to holders of the Company's subordinated debt, to repurchase 40% of the common stock held by Genstar Capital Corporation, and to repurchase 8.5% of the common stock and 40% of the options held by management. The total cost associated with the repurchase of these securities was approximately $29.7 million.

RESULTS OF OPERATIONS

THREE MONTHS ENDED OCTOBER 3, 1998 COMPARED TO THREE MONTHS ENDED OCTOBER 4,
1997.

Net sales for the three months ended October 3, 1998 were $70.5 million, an increase of $28.9 million or 69.7% from the $41.5 million recorded in the third quarter of 1997. The Lucas Acquisition was responsible for an increase in net sales of $27.4 million. Compared to pro forma results including the Lucas Acquisition for the third quarter of 1997, net sales declined by $4.8 million, approximately 6.4%. Defense sales in North America declined by $2.6 million and total sales in the U.K. declined by $2.1 million, while Argentina sales declined by $2.8 million and South Africa sales declined by $1.0 million. These declines were offset by increases in non-defense original equipment and original equipment service sales in North America of approximately $4.0 million. Sales in most other product and geographical markets were about equal to or slightly above 1997 third quarter levels.

Gross profit was $14.3 million in the third quarter of 1998 or 20.2% of net sales. This compares to $7.7 million or 18.6% of net sales recorded for the third quarter of 1997. On a pro forma basis to include the Lucas Acquisition, gross profit in the third quarter of 1997 was $13.1 million or 17.5% of net sales. Lower material costs, improved labor productivity, and a shift in sales toward higher margin products all contributed to the improvement from the third quarter 1997 gross profit percentage, both as reported and as pro forma to include the Lucas Acquisition.

Selling, general, and administrative expense was $9.7 million or 13.8% of net sales for the third quarter of 1998, an increase of 59.2% from the $6.1 million or 14.7% of net sales recorded in the third quarter of 1997, but a decrease of $1.3 million from $11.0 million or 14.6% of net sales in the third quarter of 1997 on a pro forma basis to include the Lucas Acquisition. Reductions in selling, general, and administrative expenses in the third quarter of 1998 as compared with the pro forma results continue to reflect the benefits of the integration of the Lucas Acquisition.

As the result of the factors discussed above, operating income in the third quarter of 1998 was $4.5 million, or 6.4% of net sales, versus $1.6 million, or 3.9% of net sales, recorded in the third quarter of 1997 and $1.6 million, or 2.1% of net sales, in the third quarter of 1997 on a pro forma basis to include the Lucas Acquisition. Other expense was $47,000 in the third quarter of 1998 versus $338,000 recorded in the third quarter of 1997. For the third quarter of 1998 other expense consisted primarily of trademark expense, pension expense for inactive defined benefit pension plans and other miscellaneous expenses offset by interest income and export rebates. For the pro forma third quarter of 1997, other expense consisted primarily of miscellaneous expenses offset by interest income.

Interest expense was $3.4 million in the third quarter of 1998 compared to $1.4 million recorded in the third quarter of 1997. The increase in interest expense resulted from the increase in debt caused by the offering of $125.0 million of senior notes in January 1998, the proceeds of which were used to finance the Lucas Acquisition and the repurchase of shares, options, and warrants in the first quarter of 1998. Interest expense for the third quarter of 1997, pro forma as though the issuance of the senior notes and the use of proceeds as described above had occurred at the beginning of 1997, was $3.3 million.

The provision for income taxes was $369,000 for the third quarter of 1998, 35.2% of income from continuing operations before taxes and the extraordinary item. This compares to $240,000 of income tax benefit recorded in the third quarter of 1997, 210.5% of loss from continuing operations before the extraordinary item. The recorded 1997 tax rate was higher because of the fixed component of taxes and certain U.S. state taxes. On a pro forma basis, the provision for income taxes was a $691,000 benefit or 36.4% of loss from continuing operations before taxes and the extraordinary item. The pro forma provision for income taxes does not include any tax benefit related to the Argentina loss of that period.


NINE MONTHS ENDED OCTOBER 3, 1998 COMPARED TO NINE MONTHS ENDED OCTOBER 4, 1997

Net sales for the nine months ended October 3, 1998 were $217.8 million, an increase of $88.8 million or 68.8% from the $129.0 million recorded in the first nine months of 1997. The Lucas Acquisition was responsible for an increase in net sales of approximately $88.9 million, slightly more than the total net sales increase. Compared to pro forma results including the Lucas Acquisition for the first nine months of 1997, net sales declined by $10.7 million, approximately

4.7%. Sales of military alternators in North America declined by $5.2 million; sales in the United Kingdom declined by $1.8 million; sales in South Africa declined by $0.9 million; and sales in Argentina declined by $4.7 million from the first nine months of 1997. These declines were partly offset by a $2.4 million increase in original equipment commercial alternator sales and a $1.6 million increase in battery charger sales, both in North America.

Gross profit was $43.7 million in the first nine months of 1998 or 20.1% of net sales. This compares to $24.9 million or 19.3% of net sales recorded for the first nine months of 1997. On a pro forma basis to include the Lucas Acquisition, gross profit in the first nine months of 1997 was $41.8 million or 18.3% of net sales. Lower material costs, improved labor productivity, and a shift in sales toward higher margin products all contributed to the improvement from the first nine months of 1997 gross profit percentage both as reported and as pro forma to include the Lucas Acquisition.

Selling, general, and administrative expense was $29.4 million or 13.5% of net sales for the first nine months of 1998, an increase of 67.1% from the $17.6 million or 13.6% of net sales recorded in the first nine months of 1997, but a decrease of $2.8 million from $32.2 million or 14.1% of net sales in the first nine months of 1997 on a pro forma basis to include the Lucas Acquisition. Reductions in selling, general, and administrative expenses in the first nine months of 1998 as compared with the pro forma results continue to reflect the benefits of the integration of the Lucas Acquisition.

As discussed in notes 2 and 6 to the condensed consolidated financial statements, the Company recorded a $2.1 million charge in the first quarter of 1998 to record the repurchase of 40% of the stock options outstanding. The Company also recorded a charge of $980,000 to cover restructuring activities at the existing Prestolite facility in Leyland, England. This charge relates to severance costs to be paid in conjunction with the transfer of certain activities from the existing Prestolite facility in Leyland, England, to a facility acquired as part of the Lucas Acquisition. The Leyland facility will remain in operation with employment levels lower than those that previously existed; the severance costs are expected to be paid by the end of 1998. Pro forma results for 1997 include redundancy costs of $455,000 incurred by the former Lucas operations in England and Argentina.

As the result of the factors discussed above, operating income in the first nine months of 1998 was $11.3 million, or 5.2% of net sales, versus $7.4 million, or 5.7% of net sales, recorded in the first nine months of 1997 and $8.6 million, or 3.8% of net sales, in the first nine months of 1997 on a pro forma basis to include the Lucas Acquisition. Other income was $475,000 in the first nine months of 1998 versus an expense of $317,000 recorded in the first nine months of 1997. For the first nine months of 1998 other income consisted primarily of interest income, a workers compensation refund, and the proceeds from the sale of certain emissions credits, partly offset by loss on the sale of fixed assets and pension expense for inactive defined benefit pension plans. For the pro forma first nine months of 1997, other income consisted primarily of interest income.

Interest expense was $9.9 million in the first nine months of 1998 compared to $4.2 million recorded in the first nine months of 1997. The increase in interest expense resulted from the increase in debt caused by the offering of $125.0 million of senior notes in January 1998, the proceeds of which were used to finance the Lucas Acquisition and the repurchase of shares, options, and warrants in the first quarter of 1998. Interest expense for the first nine months of 1997, pro forma as though the issuance of the senior notes and the use of proceeds as described above had occurred at the beginning of 1997, was $9.6 million.

The net provision for income taxes was $632,000 for the first nine months of 1998, 35.5% of income from continuing operations before taxes and the extraordinary item. This compares to $981,000 of income taxes recorded in the first nine months of 1997, 34.6% of income from continuing operations before taxes and the extraordinary item. On a pro forma basis, the provision for income taxes was $189,000 or 18.7% of loss from continuing operations before taxes and the extraordinary item. The pro forma provision for income taxes does not include any tax benefit related to the $1.6 million Argentina loss of that period.

In conjunction with the refinancing and repurchase of shares, options, and warrants, Prestolite recorded an extraordinary item of $1.3 million net-of-tax in the first quarter of 1998. On a pre-tax basis this charge covered $728,000 in debt prepayment fees, $335,000 for the write-off of unamortized financing costs, $733,000 to write-off the unamortized discount on subordinated debt, and $195,000 related to the repurchase of the warrants.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operating activities during the first nine months of 1998 was $8.7 million (including $4.5 million spent on redundancy costs during the period and charged to the reserve established in connection with the Lucas Acquisition). For the third quarter of 1998, capital spending totaled $1.9 million, as compared with total capital spending of $1.1 million in the third quarter of 1997. Capital spending at the Company's North American locations was $1.2 million in the third quarter of 1998 as compared to $1.0 million in the third quarter of 1997, an increase of $0.2 million. Capital spending at the ongoing Prestolite United Kingdom facilities was $0.6 million in the third quarter of 1998, an increase of $0.5 million from the $0.1 million spent at those locations in 1997. Capital spending at the locations acquired during the Lucas Acquisition was $0.8 million for the third quarter of 1998, compared to $2.2 million for the third quarter 1997. Capital spending in the first nine months of 1998 was $7.8 million, as compared with total capital spending of $8.5 million in the first nine months of 1997 on a pro forma basis to include the Lucas Acquisition. Capital spending at the ongoing Prestolite facilities was $6.1 million, an increase of $2.2 million from the $3.9 million spent in the first nine months of 1997. Capital spending at the facilities acquired in the Lucas Acquisition was $1.7 million in the first nine months of 1998, compared to $4.5 million for the first nine months of 1997. Capital expenditures for the remainder of 1998 are expected to be approximately $3.2 million. Planned capital expenditures consist primarily of expenditures to reduce costs through automation, replace existing equipment and enable the Company to manufacture new products, and expenditures related to improving the Company's manufacturing infrastructure in connection with realignment of certain manufacturing operations of the business acquired in the Lucas Acquisition.

Debt, net of cash, increased from $42.4 million at December 31, 1997 to $130.7 million at October 3, 1998, an increase of $9.2 million from the July 4, 1998 level of $121.5 million. That increase, partially offset by the positive cash flow from operations of $8.7 million (net of $4.5 million spent for redundancy costs during the first nine months of 1998 and charged to the reserve established in connection with the Lucas Acquisition), was due to the issuance of 125.0 million of senior notes on January 22, 1998 and the use of part of the proceeds of such offering to effect the Lucas Acquisition, refinance existing indebtedness, and repurchase securities from holders and management. As of October 3, 1998 additional debt outstanding in Argentina and the United Kingdom was offset by cash balances in South Africa and the United States. The Company had revolving credit facilities with banks in the United States and United

Kingdom under which additional borrowings of $13.3 million and $8.5 million ((Pounds)5.0 million) were available based on the October 3, 1998 levels of receivables (U.S. and U.K.) and inventory (U.S. only) which are pledged to support that debt.

The Company's liquidity needs are expected to consist primarily of working capital needs and scheduled payments of principal and interest on its indebtedness, including the senior notes and any indebtedness that may be outstanding from time to time under its U.S. and U.K. revolving credit facilities. The Company's short-term liquidity needs, including a portion of the one-time costs associated with the Lucas Acquisition and joint venture agreements, are expected to be provided by: (i) existing cash balances; (ii) operating cash flows; and (iii) borrowings under the Company's U.S. and U.K. revolving credit facilities. The Company expects to fund its long term liquidity needs from its operating cash flows, the issuance of debt and/or equity securities and bank borrowings. The Company believes that cash flows from operations, its existing cash balances and amounts available under its U.S. and U.K. revolving credit facilities will be adequate to meet the Company's anticipated requirements for working capital, planned capital expenditures, investments, and principal and interest payments on debt for at least the next twelve months.

Estimates as to working capital needs and other expenditures may be materially affected if the foregoing sources are not available or do not otherwise provide sufficient funds to meet the Company's obligations.

YEAR 2000

Currently, many automated systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries or otherwise be modified to distinguish 21st century dates from 20th century dates. As a result, many companies' information systems and software need to be upgraded or replaced in order to function correctly after December 31, 1999.

The Company has completed its Year 2000 assessments of its information technology and embedded systems, and is continuing its efforts to prepare its systems and applications for the Year 2000 as part of a larger, general program to enhance all of its computer systems. The Year 2000 element of these efforts consists primarily of installing or upgrading enterprise resource planning systems to be Year 2000 compliant at the Company's United States, United Kingdom and Argentina facilities, and ensuring compliance by an outside service bureau utilized by the Company's South African facility. Remediation efforts in the United States are more than 80% complete as of October 3, 1998 and all actions are expected to be completed and all systems are expected to be updated by early 1999. Because the majority of the Company's operations outside of the Unites States were acquired in early 1998 and these operations were not Year 2000 compliant, the Company's efforts to deal with the Year 2000 issue outside the United States are further from completion than the Company's domestic programs. In Argentina a new system has been selected and installation begun. In the United Kingdom a system used in two locations is being replaced, while the system in use at a third location is being upgraded for Year 2000 compliance. All of the Company's efforts outside the United States are expected to be completed and tested by July 31, 1999. It is expected that the material aspects of system upgraded and remediation efforts at all of the Company's facilities will be completed and accordingly will be Year 2000 compliant prior to December 31, 1999. In addition, the Company has reviewed its product base and believes that the Company's products will not be affected by the Year 2000 issues.

In connection with the overall computer enhancement program, including Year 2000 compliance, the Company expects to incur aggregate internal and third-party costs of approximately $3.0 million, of which approximately $1.7 million had been incurred as of October 3, 1998. These costs include approximately $0.5 million related to in-house efforts to enhance the performance of the Company's United States warehousing systems, approximately $1.0 million for each of the United Kingdom and Argentina software conversions and approximately $0.5 million related to ancillary Year 2000 remediation efforts.

The Company relies on third party vendors and service providers for certain products and services, including certain data processing capabilities. The Company is communicating with its principal vendors and service providers to assess the Year 2000 readiness of their products and services. Responses indicate that the significant providers currently have compliant versions available or are well into the renovation and testing phases with completion scheduled prior to December 31, 1999. However, the Company can give no guarantee that the systems of these vendors and service providers on which the Company relies will be timely Year 2000 compliant.

The Company's contingency planning for Year 2000 issues relates primarily to securing backup vendors (which have been identified for most purchased products) and the possibility of stockpiling raw materials. Contingency planning will continue throughout 1999 and the Company's plans will be modified base upon the progress of its remediation efforts, system updates and installations and based upon its communications with selected suppliers.

While management believes that the estimated cost of becoming Year 2000 compliant will not be significant to the Company's result of operations, financial position or cash flows, failure to complete all the work in a timely manner could result in a material adverse effect on the Company's results of operations, financial position or cash flows. While management expects all planned work to be completed, there can be no guarantee that all systems will be in compliance by the Year 2000, the systems of suppliers and other companies and government agencies on which the Company relies will be converted in a timely manner, or that the Company's contingency planning will be able to fully address all potential interruptions. Therefore, date-related issues could cause delays in the Company's ability to produce or ship its products, process transactions or otherwise conduct business in any of its markets.

FORWARD-LOOKING STATEMENTS

This Form 10-Q contains, in addition to historical information, forward-looking statements that involve certain risks and uncertainties. These risks include, but are not limited to, risks associated with the uncertainty of future financial results, acquisitions, additional financing requirements, development of new products and services, the effect of competitive products or pricing, the effect of economic conditions and other uncertainties detailed in the Company's other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events or circumstances occurring after the date of this Form 10-Q. The Company's actual results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Company.

                          PART II.  OTHER INFORMATION


Item 1.         Legal Proceedings.

                None

Item 2.         Changes in Securities.

                None

Item 3.         Defaults Upon Senior Securities.

                None

Item 4.         Submission of Matters to a Vote of Security Holders.

                None

Item 5.         Other Information.

                None

Item 6.         Exhibits and Reports on Form 8-K.

                (a)     Exhibits

                        27.1 Financial Data Schedule

                (b)     Reports on Form 8-K.

                        The Company has not filed any reports on Form 8-K during the quarterly period ended October 3, 1998.

                                                                      APPENDIX C
[PRESTOLITE LOGO]

Prestolite Electric Incorporated       Financial Information Contacts:
 Corporate Headquarters                  Ken Cornelius, Vice President & CFO, or
 2100 Commonwealth Boulevard             Dennis Chelminski, Controller
 Ann Arbor, Michigan 48105                      734-913-6600
   www.prestolite.com



              Prestolite Electric Reports Record Results for 1998

       Ann Arbor, Michigan (February 23, 1999) - Prestolite Electric Incorporated and its parent, Prestolite Electric Holding, Inc., today announced that consolidated 1998 net sales of $282.8 million had generated earnings before interest, taxes, depreciation, amortization and special charges (EBITDA) of $31.4 million. Both were at record levels for the company. Net sales increased 65% from 1997 while EBITDA rose more than 96%. Operating income for 1998 was $16.8 million, producing net income of $0.2 million.

       The net sales increase resulted from Prestolite's January 1998 acquisition of three business units (located in the United Kingdom, Argentina, and South Africa) from LucasVarity. With the acquired operations included on a pro forma basis, 1997 net sales, EBITDA, and net income would have been $300.3 million, $24.8 million, and a $4.0 million loss, respectively. Net sales declined 5.8% from pro forma results for 1997, while EBITDA increased 26.7%. An improved gross margin and reduced selling, general and administrative expense both contributed to the profit improvement.

       Net income for the year totaled $3.3 million before three one-time adjustments. Those include a pretax charge of $2.1 million related to the repurchase of options, a pre-tax charge of $0.7 million for restructuring and an after-tax charge of $1.3 million associated with the first quarter debt refinancing. Net income for the year after those three items was $0.2 million.

Prestolite Electric Announces 1998 Results
Page 2


       Company President Kim Packard commented, "We are pleased with our results for 1998. In addition to our record sales and profit performance, EBITDA before special items was 11.1% of sales, also a record for the company. With the integration of the Lucas acquisition generally finished and a number of exciting product development efforts nearing completion, we look forward to an excellent year in 1999."

      Prestolite Electric Incorporated manufactures alternators, starter motors, direct current motors, battery chargers and switching devices. These are supplied under the Prestolite, Leece-Neville, and Butec brand names for original equipment and aftermarket application on a variety of vehicles and industrial equipment. Genstar Capital Corporation and management own the equity of the company.

      Prestolite Electric Holding, Inc. changed its name from "PEI Holding, Inc." on December 31, 1998.

      EBITDA is a widely accepted financial indicator of a company's ability to service debt, but is not calculated the same by all companies. EBITDA should not be considered by an investor as an alternative to net income as an indicator of a company's operating performance or as an alternative to cash flow as a measure of liquidity. This release contains forward-looking statements that involve risks and uncertainties regarding the anticipated financial and operating results of the Company. The Company undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release. The Company's actual results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Company.

Prestolite Electric Holding, Inc.
Consolidated Unaudited Financial Highlights
(In thousands of dollars)

                                                                                        1997
                                                                      1997               Pro               1998
                                                                     Actual             Forma             Actual
                                                                  --------------    --------------    ---------------
Statement of Operations
     Sales                                                             $171,700          $300,287           $282,801
     Cost of goods sold                                                 137,792           246,649            224,561
                                                                  --------------    --------------    ---------------
         Gross profit                                                    33,908            53,638             58,240

     Selling, general & administrative                                   23,188            40,992             38,648
     Costs associated with option repurchase                                  -                 -              2,101
     Restructuring and redundancy                                             -             1,656                711
                                                                  --------------    --------------    ---------------
         Operating income                                                10,720            10,990             16,780

     Other income (expense)                                                (210)              454                197
     Income (loss) from unconsolidated affiliates                             -                 -               (133)

     Interest expense                                                     5,384            12,642             13,494
                                                                  --------------    --------------    ---------------
     Income from continuing operations before
         income taxes and extraordinary item                              5,126            (1,198)             3,350

     Provision for income taxes                                           2,303             1,159              1,845
                                                                  --------------    --------------    ---------------
         Income from continuing operations                                2,823            (2,357)             1,505
     Income from discontinued operation, net                             (1,673)           (1,673)                 -
     Extraordinary item                                                       -                 -             (1,275)
                                                                  --------------    --------------    ---------------
         Net income (loss)                                              $ 1,150          $ (4,030)             $ 230
                                                                  ==============    ==============    ===============

     Operating income                                                   $10,720           $10,990            $16,780
     Other income (expense)                                                (210)              454                197
     Income (loss) from unconsolidated affiliates                             -                 -               (133)
     Depreciation                                                         4,930            11,225             10,316
     Amortization                                                           571               518              1,470
                                                                  --------------    --------------    ---------------
                                                                         16,011            23,187             28,630
     Costs associated with option repurchase                                  -                 -              2,101
     Restructuring and redundancy                                             -             1,656                711
                                                                  --------------    --------------    ---------------
         EBITDA                                                         $16,011           $24,843            $31,442
                                                                  ==============    ==============    ===============
